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                                                                File No. 70-8925

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   Post-Effective Amendment No. 1 to Form U-1

                          JOINT APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


CNS MICROWAVE, INC.
1600 Dublin Road
Columbus, OH 43215-1082


















-------------------------------------------------------------------------------
              (Names of company or companies filing this statement
                  and addresses of principal executive offices)

                          THE COLUMBIA GAS SYSTEM, INC.
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                (Name of top registered holding company parent of
                          each applicant or declarant)

                           J. W. Trost, Vice President
                     COLUMBIA GAS SYSTEM SERVICE CORPORATION
                           12355 Sunrise Valley Drive
                                  Suite 300
                              Reston, VA 20191-3458
 (Name and address of agent for service)(Other Agents for Service are Listed on the Reverse Side of the Front Cover)

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Names and Addresses of Subsidiary Company Agents for Service:


D. FURLANO, Treasurer
CNS Microwave, Inc.
1600 Dublin Road
Columbus, OH 43215-1082

















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                (Names and Addresses of Other Agents for Service)
  The Application-Declaration as previously filed is hereby amended as follows:

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Item 1.  Description of Proposed Transaction

         On December 23, 1996, the Commission issued an order to the Columbia Gas System, Inc. ("Columbia") that among other things granted authorization to continue the operation of the Money Pool through December 31, 2001 (HCAR No. 35-26634; 70-8925). Columbia requested that the Commission reserve jurisdiction for Money Pool participation by new direct or indirect subsidiaries engaged in new lines of business that were not included as part of the original Application-Declaration.

         On October 15, 1996, Columbia formed a Delaware corporation under the name of CNS Microwave, Inc. ("CMI"). CMI is a wholly-owned subsidiary of Columbia Network Services Corporation ("CNS") which is an exempt telecommunications company ("ETC") pursuant to section 34 (a) (1) of the Public Utility Holding Company Act of 1935 as amended, (FCC Release No. DA 96-1307, August 15, 1996) and a direct subsidiary of Columbia. CMI intends to offer services to personal communications services ("PCS") and other microwave radio service licensees relating to the installation and maintenance of their networks which could include the locating and constructing of antenna facilities, and the maintenance and management of PCS sites for licensees. CMI also intends to offer services by means of radio, leased line, and other transmission facilities to third parties and to CMI's affiliate and associate companies and their respective customers for purposes of enabling them to maintain the reliability of their systems and services. In addition to providing the foregoing services, CMI may also provide to customers by means of radio, leased line, and other transmission facilities, access to electronic bulletin boards, energy trading systems and/or databases that would facilitate customer energy purchases, the nomination of transmission/distribution capacity, and/or the subscription to other services. CMI may also engage in any other activity CNS is permitted to engage in as a result of CNS' determination of ETC status.

         When CMI generates cash in excess of its immediate cash requirements, such temporary cash may, at CMI's option, be invested in the Money Pool. CMI would become a Money Pool investor pursuant to an Intra System Money Pool Evidence of Deposit.

         CMI may, from time to time, require short term funds to meet normal working capital requirements. It is proposed that CMI would borrow such short-term funds from the Money Pool. Such loans to CMI through the Money Pool will be made pursuant to a short term grid note. Such short-term grid notes will be due upon demand by the Investor(s) (as defined in the original Application-Declaration), but in any event will be repaid prior to May 1 of the following calender year after borrowing.

         The cost of money on all short-term advances and the investment rate for moneys invested in the Money Pool will be the interest rate per annum equal to the Money Pool's weighted average short-term investment rate and/or Columbia's short-term borrowing rate. Should there be no Money

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Pool investments or Columbia borrowings, the cost of money will be the prior month's average Federal Funds rate as published in the Federal Reserve Statistical Release, Publication H.15 (519). A default rate equal to 2% per annum above the pre-default rate on unpaid principal amounts will be assessed if any interest or principal payment becomes past due.

           Columbia is hereby requesting that the Commission issue a supplemental order under this Application-Declaration, as amended, authorizing CMI to become a Money Pool investor and a Money Pool borrower.

Item 2.  Fees, Commission and Expenses.

         (a) State (i) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(ii) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by the applicant or declarant to act for the successful bidder.

               Services of Columbia Gas System Service Corporation in connection with the preparation of this Post-Effective
               Amendment No. 1 to the Application-Declaration  ....... $1,000
                                                                        -----

         (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the fact with respect thereto.

         The Columbia Gas System Service Corporation will perform certain services at cost as set forth in Item 2(a) above.

Item 5.  Procedure

         (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

         It is requested that the Commission issue its supplemental order on or before June 9, 1997.

         (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of


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the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

         Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

         (a) Exhibits
                  A-1      Form of Money Pool Evidence of Deposit.
                  A-2      Form of Subsidiary Money Pool Short-Term Grid Note.
                  A-3      Opinion of Counsel (to be filed by Post Effective
                           Amendment).

         (b) Financial Statements
                  Financial statements are not provided since pro-forma statements would have no relevance to the authorization requested in this Post-Effective Amendment No. 1.

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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                       CNS MICROWAVE, INC.



DATE:  April 30, 1997                  BY:   //s//J. W. Trost
     -------------------------               ---------------------------------
                                               J. W. Trost,  Vice President

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EXHIBIT A-1

                               COLUMBIA GAS SYSTEM
                             INTRASYSTEM MONEY POOL
                               EVIDENCE OF DEPOSIT


$ (see attached schedule)                                  Wilmington, Delaware
                                                                         , 1994
                                                           --------------

         The undersigned, Columbia Gas System Service Corporation, a Delaware corporation, ("Service"), in its capacity as Agent of the funds invested in Columbia Gas System's Intrasystem Money Pool (the "Money Pool"), hereby acknowledges receipt of the aggregate unpaid principal amount of all investments deposited in the Money Pool (that are posted on the schedule annexed hereto and made a part hereof) made by the investor to the undersigned pursuant to the short-term financing authorization approved by the Securities and Exchange Commission.

         Under the terms of Money Pool Borrowing, the subsidiaries pay interest on the unpaid principal amount hereof from time to time from the date hereof at the rate per annum equal to the Money Pool's weighted average short-term investment rate. Should there be no Money Pool investments, the rate will be the prior month's Federal Funds rate as published in the Federal Reserve Statistical Release, Publication H.15 (519). Interest shall be payable monthly in arrears and upon payment (including prepayment) in full of the unpaid principal amount hereof. Upon demand for payment, demand will be made of the borrowing Subsidiaries.

         IN WITNESS WHEREOF said Columbia Gas System Service Corporation pursuant to due authorization has caused this Evidence of Deposit to be executed on behalf of Columbia's Intrasystem Money Pool by its duly authorized officers, all as of the aforementioned Note Execution Date first above written.



                                             (Columbia Intrasystem Money Pool)




                                             By:
                                                  -----------------------------
                                                  Title:

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EXHIBIT A-2

                               COLUMBIA GAS SYSTEM
                         INTRASYSTEM MONEY POOL ADVANCES


                                                       As of
                                                             ------------------

                                                       ------------------------


         FOR VALUE RECEIVED, the undersigned, _____________________________, a
__________________corporation, (the "Company"), hereby unconditionally promises to pay on demand or in any event by _______________ to the order of Columbia Gas System Service Corporation ("Service"), in its capacity as Agent of the Columbia Gas System Intrasystem Money Pool (the "Money Pool") and for the benefit of the Money Pool depositors, at the Office of Service located at 12355 Sunrise Valley Drive, Reston, Virginia 20191-3420, in lawful money of the United States of America and in immediately available funds, the principal amount of the aggregate unpaid principal amount of all Loans (that are posted on the schedule annexed hereto and made a part hereof) made by the Money Pool to the undersigned pursuant to the financing authorization approved by the Securities and Exchange Commission.

         The undersigned further agrees to pay interest in like money at such office on the unpaid principal amount hereof from time to time from the date hereof at the rate per annum equal to the Money Pool's weighted average short-term investment rate. Should there be no Money Pool investments, the cost of money will be the prior month's Federal Funds rate as published in the Federal Reserve Statistical Release, Publication H.15 (519). Interest shall be payable monthly in arrears and upon payment (including prepayment) in full of the unpaid principal amount hereof. If applicable, a default rate equal to 2% per annum above the pre-default rate on the unpaid principal amount will be assessed if any interest or principal payment becomes past due.

         This Note shall be governed by, and construed and interpreted in accordance with, the Laws of the State of Delaware without regard to conflicts of laws principles, except as preempted by Federal law.

         IN WITNESS WHEREOF said ______________________________ pursuant to due authorization has caused this Note to be executed in its name and on its behalf by its duly authorized officers, all as of the aforementioned Note Execution Date first above written.


                                                  -----------------------------
                                                             Company


                                               By:
                                                  -----------------------------
                                                                         Title: